July 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Mara L. Ransom

Mail Stop 3561

Re:	ChaSerg Technology Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 15, 2018
CIK No. 0001743725

Dear Ms. Ransom:

ChaSerg Technology Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 13, 2018, regarding the Draft Registration Statement on Form S-1 filed on June 15, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Summary, page 1

2.	Throughout this section you disclose the upside potential for investors in the technology industry. Please balance this discussion with more prominent disclosure that, while you intend to search for a merger or acquisition target in the technology industry, your efforts may span many industries and your ability to locate a potential investor is subject to the uncertainties you discuss elsewhere.

In response to the Staff’s comment, we have revised the indicated disclosure.

Management Team, page 3

3.	We note your disclosure that Eric Benhamou founded Benhamou Global Ventures (BGV), and, since 2003, “BGV’s investments have resulted in 15 successful company sales and five IPOs.” Please disclose which, if any, of the company sales or IPOs involved technology companies.

In response to the Staff’s comment, we have revised the indicated disclosure to indicate all are technology companies.

4.	Where you describe the experience of your management team, please include any negative results with equal prominence as positive results.

In response to the Staff’s comment, we have revised the indicated disclosure.

Our Mission, page 4

5.	Please balance your disclosure in this section that your goal is to consummate an initial business combination with a technology company “valued between $500 million and $1 billion” with disclosure that you will need financing in addition to the proceeds of this offering in order to do so.

In response to the Staff’s comment, we have revised the indicated disclosure.

Proposed Business, page 73

6.	Please provide support for your statement that a “number of private technology companies . . . have reshaped their industries, scaling rapidly to become household names and reward their stockholders handsomely.”

In response to the Staff’s comment, we have revised the indicated disclosure to name certain such companies.

Our Management Team, page 77

7.	We note your disclosure that members of your management team “intend to devote as much of their time as they deem necessary to [y]our affairs until [you] have completed [y]our initial business combination.” Please disclose, if known, the manner in which members of your management team will determine the amount of time “necessary” to devote to your affairs, and whether you have any agreements in place related to the same.

In response to the Staff’s comment, we have revised the indicated disclosure.

Management Advisors, page 99

8.	Please disclose any employment arrangement, including any compensation agreement, you have with your advisors.

There is no employment arrangement, including any compensation agreement, between the Company and the Company’s advisors. However, we wish to advise the Staff that each of the Company’s advisors is a manager and member of the Company’s sponsor. Accordingly, in response to the Staff’s comment, we have revised the indicated disclosure to cross- reference current disclosure under “Principal Stockholders” and “Certain Relationships and Related Party Transactions”.

9.	Please disclose any experience, positive or negative, that your advisors have had related to special purpose acquisition vehicles.

In response to the Staff’s comment, we have revised the indicated disclosure to indicate that they have no experience related to special purpose acquisition vehicles. In addition, we draw the Staff’s attention to similar disclosure in the “Summary” and “Proposed Business” sections as well as the risk factor titled “Past performance by our management team and advisors may not be indicative of future performance of an investment in us.”

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

By:	/s/ Lloyd Carney
Name:	Lloyd Carney

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